Filed by Zimmer Holdings, Inc.

(Commission File No. 001-16407)

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: LVB Acquisition, Inc.

Commission File No. for Registration Statement

on Form S-4 filed by Zimmer Holdings, Inc.: 333-198380

The following are excerpts from the transcript of the Zimmer Holdings, Inc. Fourth Quarter 2014 Earnings Call held on January 29, 2015:

David C. Dvorak, President and Chief Executive Officer

Looking forward, we intend to sustain Zimmer’s focus on growth in 2015 as we embark upon a new chapter of our company’s history by combining with Biomet. This landmark transaction, which we continue to expect to close later this quarter, marks an unprecedented expansion of our global organization.

Our combined company, to be named Zimmer Biomet, will possess a more comprehensive and diversified musculoskeletal portfolio for our customers, including attractive cross-selling opportunities. Moreover, this merger will significantly enhance our innovation pipeline, allowing us to more rapidly and cost-effectively bring innovative new clinical solutions and integrated services to market. There are also a number of compelling operational synergies that will support our ability to execute effectively on a combined basis.

Our joint planning teams have collaborated diligently over the last nine months to map out the seamless integration of our two organizations. We look forward to closing this transaction so that we may begin to realize the significant promise of this historic merger.

James T. Crines, Executive Vice President, Finance, and Chief Financial Officer

I would now like to provide an update on the anticipated accretion and adjusted cash earnings per share in the first 12 months following the close of the Biomet merger. First of all, we remain confident in our previously disclosed net operating earnings synergy target of $270 million by year three, with $135 million achieved within the first 12 months. We would expect that the phasing of these targeted net synergies to favor the back half of the first 12 months due to a structured transition planning than avoiding unnecessary disruption.

In addition, after taking into account the effect of recent currency rate movements on the anticipated acquired earnings at Biomet as well as favorable impact of now lower expected interest rates and acquisition-related debt, we expect the accretion from the Biomet pending merger transaction to contribute $1.05 to $1.15 in the first full year following the close of the transaction. The previous range was from $1.15 to $1.25. We will provide more detailed guidance for the combined company after the closing of the merger with Biomet.

QUESTION AND ANSWER SECTION

Operator: The first question comes from Mike Weinstein.

<Q – Michael J. Weinstein – JPMorgan Securities LLC>: Good morning, gentlemen. Thank you for taking the questions. I want to just try and get into the FX commentary, Jim, just a little bit. The part where you talked about the net impact of FX whereby if it’s not hedged versus the reduced borrowing cost is very clear. I understand the $0.10 swing there. But the commentary on Zimmer pre-Biomet was a bit confusing. So can you maybe just talk a bit about the impact of FX on Zimmer pre-Biomet in 2015 as we think about our models? And then in the context of that answer, can you just talk a bit about the FX hedging program because I’m aware that you had elongated hedges, I just want to get a better sense of when they roll off and what impact that has not only on 2015, but on 2016? Thanks.

<A – James T. Crines – Zimmer Holdings, Inc.>: Sure. Maybe to frame it out a little more clearly, Mike, on a standalone basis, for the full year, we’d be expecting for Zimmer somewhere in the range of, say, $6.20 to $6.30 in adjusted earnings per share. That’s using our prior metric, you would add another $0.40 to that for the adjustment to get to a cash earnings measure. And then, if you add the $1.05 to $1.15 of accretion that we provided, assuming the transaction had closed at the beginning of the year, you’d be looking at a – for the combined enterprise, at a range of $7.55 to $7.75. And as indicated, that takes into account the headwind associated with currency, not only on the acquired earnings of Biomet, but also on Zimmer’s standalone earnings. So just to be very specific about that headwind, with respect to the acquired earnings of Biomet, it’s about $0.30 of headwind. But that’s going to be offset by about $0.20 of savings in interest on the acquisition-related debt.

<Q – Michael J. Weinstein – JPMorgan Securities LLC>: Jim, that’s incredibly helpful. I really appreciate it. So let me just follow-up there, so the Zimmer standalone you said $6.20 to $6.30 and that’s before – that’s on a GAAP basis, so cash would be $6.60 to $6.70 on a standalone, and then the $1.05 to $1.15, that’s first 12 months and obviously the deal hasn’t closed yet. Do you want the Street to have that full $1.05 to $1.15, which guides you to the $7.55 to $7.75, in the 2015 modeling assuming deal closing later this quarter rather than January 1?

<A – James T. Crines – Zimmer Holdings, Inc.>: That’s an excellent point, Mike. As I said, providing this – that guidance I provided assumes the closing as of the first of the year and that’s obviously not the case. So no, for modeling purposes, people need to be careful about what they include in calendar year 2015. Because just as you pointed out, the accretion guidance is for the first 12 months following the closing of the transaction. And again as I indicated in my remarks, the other thing you have to be thoughtful of is the fact that that accretion is going to favor the back half of the first 12 months following the close of the transaction just given the time that it takes to take the actions that are necessary to drive those synergies.

<Q – Michael J. Weinstein – JPMorgan Securities LLC>: Okay. So just to make sure to put it in context, so the way to look at it is more prorated and obviously back-half loaded for that $1.15 to $1.25, so don’t expect the full – excuse me, the $1.05 to $1.15, don’t expect the full $1.05 to $1.15 obviously to flow through in 2015, that may be the last three quarters of 2015 and the first quarter of 2016? Right?

<A – James T. Crines – Zimmer Holdings, Inc.>: That’s right.

Operator: The next question comes from David Lewis from Morgan Stanley.

<Q – Jonathan Demchick – Morgan Stanley & Co. LLC>: Good morning. This is actually Jon Demchick in for David. I had a quick follow-up on some of the information you gave to Mike’s question. The main thing was really just trying to figure out what interest rate you guys are assuming that the new Biomet debt will be able to be financed at?

<A – James T. Crines – Zimmer Holdings, Inc.>: Yes. You can assume at this point, and obviously we haven’t gone to market yet, but we will certainly before the closing of the transaction, somewhere in the range of 3.5% to 3.75% on the acquisition debt.

<Q – Jonathan Demchick – Morgan Stanley & Co. LLC>: Okay. Very helpful. And then for the – I guess the real question, in December, there was some news about the European Commission, needing to divest one Uni knee, one Elbow brand in Europe and then one Total Knee brand across two specific European countries. I was wondering if you could provide any additional detail to the size or location of these products. And if not, if you can discuss how these divestitures related to your expectations and what you think that means to you heading into FTC approvals in the U.S.?

<A – David C. Dvorak – Zimmer Holdings, Inc.>: Sure, Jon. As we stated previously, the discussions with the regulators are tracking quite consistently with the antitrust analysis that we performed prior to entering into the merger agreement. As you point out, last month relative to the European Commission, we disclosed the proposed remedy package that includes the three pieces that you just referenced, and we continue to work with the European Commission to finalize the remaining details for a remedy package. We also continue to make progress as it relates to the U.S. and Japan. Although we’re not in a position to provide any specifics on that, we would do so as appropriate moving forward. And all of this work leads us to reiterating what we’ve said upfront, that we still continue to expect to be in a position to close the merger before the end of the first quarter here.

Operator: The next question comes from Bob Hopkins from Bank of America.

<Q – Robert Adam Hopkins – Bank of America Merrill Lynch>: Great. Good morning. So just to follow up on Mike’s question and your very helpful commentary about the $7.55 to $7.75, and as you just discussed, there’s a difference between closing at the beginning and the end of the quarter. We calculate that the difference is roughly $0.25 to $0.30, so you’d subtract about $0.30 from that $7.55 to $7.75 range. I just wanted to check with you if that is math that you agree with.

<A – James T. Crines – Zimmer Holdings, Inc.>: Yes. It’s – Bob, and you know that color – that added color, we’ll obviously be able to provide after the transaction closes in terms of what the expectations are, so particularly with respect to the synergies which, as we point out, we’re still, as we indicated back in April, expecting $135 million in EBIT synergies in the first 12 months following the close. But again, those are going to be somewhat back-end loaded in those first 12 months. What you’re doing is not unreasonable, but again, just be mindful of the fact that as I said, those synergies are going to be back-end loaded.

<Q – Robert Adam Hopkins – Bank of America Merrill Lynch>: Right. So we’ve missed one quarter of the synergy level, so perhaps it’s a little bit more than that $0.30. Okay. Just trying to titrate it to a good number for the combined entity for 2015 relative to the information that you’re providing.

Operator: The next question comes from Matt Taylor from Barclays.

<Q – Matt C. Taylor – Barclays Capital Inc.>: Good morning. Thanks. Great. So I just wanted to ask a question about your synergy targets. So you mentioned that you’re confident in the $270 million number and gave the $135 million for the first 12 months. I guess if there’s one area that people may be concerned about, it’s commercial disruption, so the question is a two-part, but really around, A) What are you seeing on the commercial side and can you give us any update on your integration planning and how your expectations around commercial outcomes and revenue growth are evolving as you move toward close? And then two, if we saw upside to the $270 million, where do you think that could come from?

<A – David C. Dvorak – Zimmer Holdings, Inc.>: Maybe I’ll take the first part and Jim can respond to the second, Matt. This has been a multiple-month process for us. And the tough news about that is, it’s a long time to have one of these combinations pending. The good news side of it is the capability to plan forward has been extraordinary. And both teams on the Biomet and Zimmer side have done a terrific job of engaging in those planning processes in a manner that I think puts us in an excellent position to move into the execution phase upon closing. And the commercial teams are no exception at all to that. We have very detailed plans by territory. We made some of the statements upfront because of the nature of the opportunity that we have for cross-selling and pulling the product offerings together that we were going to retain every sales position. And we stand by that commitment. And I would tell you if anything, as we get into the detailed planning and the cross-selling opportunities get fully characterized, I think those opportunities are every bit as big as what we initially thought.

And both the revenue dis-synergies that naturally are going to be part of the integration and the revenue synergy side by virtue of the immediate cross-sell opportunities are factored into our synergy number that we provided. So that $135 million after year one and $270 million by year three number is a net number. And obviously, we continue to be very comfortable that revenue synergy opportunity is offsetting some or all of the revenue dis-synergies and then the straight expense synergy element to that nets out to those numbers that we’ve been talking about. And the detailed plans exist as well in the same manner for the operational synergy elements of it. So maybe Jim, you could comment on further opportunities beyond?

<A – James T. Crines – Zimmer Holdings, Inc.>: I would tell you that there will be opportunities beyond the $270 million and we’re getting good visibility to that through the planning processes that are underway. And they come in any number of areas including first of all the cross-selling opportunities that we’ll have. I think they could very easily be more significant than we’re planning for at this point. So it’s a question of getting the sales channels trained, getting instrument investments in place, getting the surgeon training programs up and running that’ll support those opportunities. There will be – it may not be in the first three years, but we’re putting longer-term plans in place, so I’d tell you with respect to manufacturing, there will be opportunities to drive some significant savings in manufacturing costs over time as we sort of rationalize the manufacturing plant network and look to source product from the most optimal nodes within that network.

And then the other major sort of source of opportunity will be just getting the right structure in place. And as you know, we’ve had experience in working through very disciplined spans and layers processes in the past that was very instrumental when we kicked off our innovate and improve programs and getting Zimmer on a standalone basis on the right track in just terms of having the right organization in place with the rights spans and layers to drive speed at decision-making and efficiency. So we’re excited about the opportunities ahead.

Operator: The next question comes from Larry Biegelsen from Wells Fargo.

<Q – Lawrence Biegelsen – Wells Fargo Securities LLC>: Hi, good morning. Thanks for taking the question. Just two questions from me. First, so we know you’re focused on paying down debt as quickly as possible. How should we think about the pay down in terms of years? And related to that, how are you going to use the $3 billion of O.U.S. cash you’re gaining access to? Could that have a favorable impact on accretion in the out years? And I have one follow-up.

<A – James T. Crines – Zimmer Holdings, Inc.>: Larry, this is Jim. First of all, the bank – syndicated bank facility that we have in place has a term structure to it and requires that 10% of that be paid down in each of the first three years, I think 15% in the fourth year and the balance in the fifth year. So that’s $3 billion of the total acquisition financing. So we – at the very least, we’ll be paying $300 million down in the first year and potentially more. I would tell you, and we have talked about this publicly, that among other activities we’ve been involved in, planning that would – a planning process that would enable us to get access to the cash that’s being generated offshore.

I believe there’s an opportunity to get access to several billion dollars over the next, say, five or more years. And that will provide the opportunity to perhaps get a share repurchase program reinstated sooner than we otherwise might have been able to, and will provide the management team with an opportunity to potentially drive higher accretion. I would tell you that just in terms of how you may be thinking about long-term growth in adjusted EPS, the longer-term plan that the management team is putting together for the combined company would target, at the very least, growing bottom-line earnings in a range of say 8% to 10%.

<Q – Lawrence Biegelsen – Wells Fargo Securities LLC>: That’s very helpful. And then the second from me, you gave underlying Zimmer EPS guidance for 2015 before the FX impact earlier. Should we think about the Q1 sales guidance of 1.5% to 2.5% as representative of full year 2015? Is that kind of what’s implied in the EPS guidance you gave us earlier? And I’ll drop. Thanks.

<A – James T. Crines – Zimmer Holdings, Inc.>: Well, again, additional color will be provided after the close of the transaction, but it’s fair to say that there’s an expectation that the revenues for the combined entities on a pro forma basis – you got to take whatever remedies are required out of the base year – but on a pro forma basis, the expectation would be that we’ll be able to grow sales, let’s say, in at least low single digits.

Operator: The next question comes from Joanne Wuensch from BMO Capital Markets.

<Q – Joanne K. Wuensch – BMO Capital Markets (United States)>: Good morning, and thank you for taking the questions. I want to circle back a little bit to what we may think about full-year revenue growth to look like on a constant currency basis. Biomet management, on their last call, briefly mentioned some early dis-synergies. And I think when I speak with investors, that topic comes up very frequently, recognizing that longer-term, there obviously are many synergies to be had.

<A – David C. Dvorak – Zimmer Holdings, Inc.>: Just in general, our expectations, as we’ve said from the beginning, Joanne, is that on a combined basis to grow that market in the range that Jim provided a couple of questions ago is consistent with that. Right now, I think it’s the case for Zimmer on a standalone basis where we’re obviously performing very strong outside the U.S. And there are categories where we’re making the right kinds of improvements within the United States, other categories, such as Hips, where we have more work to do.

So it could be the case that there are some puts and takes to our performance relative to market growth rates once we consummate the transaction and are performing on a combined basis, but we would still expect the combined company in the initial years to perform at market. And we believe that we have opportunities with sales force specialization, the innovation pipeline, the cross-sell opportunities, as we progress through the early stages of the execution, the integration and get towards the back part of that three-year phased integration approach to be able to accelerate to above-market rate growth.

I guess maybe it causes me to want to just highlight one other point, which is there’s a lot of focus about the product category mix, and we feel strongly about the strength in the musculoskeletal diversification that comes with this combination. If you look at the non-large joint segments, round numbers, it’ll step down as a percentage of the combined company revenues from what Zimmer has on a standalone basis at 70% to, on a combined basis, about 60% from Large Joints or Hips and Knees, and then we’re going to have excellent scale opportunities to be leveraged in other product categories, including some of the faster-growing areas such as Sports Medicine, Extremities and Trauma. So that’s a big opportunity as well to shift the mix by product category to faster-growing areas, and that’s going to help our top-line growth rate. We’re very optimistic about our ability to realize that potential.

Operator: The next question comes from Mike Matson from Needham & Co.

<Q – Mike S. Matson – Needham & Co. LLC>: Okay. Thanks. And then just the growth rates have slowed, I guess, for both you and Biomet, and so I was wondering if you – do you believe that there’s been any disruption ahead of the deal? It’s been sort of a long time coming and it’s probably created some uncertainty among employees and salespeople.

<A – David C. Dvorak – Zimmer Holdings, Inc.>: Well, naturally, I mean that’s a long pendency period. But I think if you look at the company’s overall performance – Zimmer’s that is, you’d see a stable performance. I think that in markets where you’re reliant upon an independent distributor network that uncertainty could lead to a pause on certain actions in investment in particular, but I would tell you we’ve been tracking the attrition rates very carefully and have not seen a spike up in that. So I think that we’re entering the closing period for planning and moving towards consummating the deal and into the execution of the integration in a very good position to create momentum right out of the blocks.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of forward-looking terms such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “assumes,” “guides,” “targets,” “forecasts,” and “seeks” or the negative of such terms or other variations on such terms or comparable terminology. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger between Zimmer and LVB Acquisition, Inc. (“LVB”), the parent company of Biomet, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Zimmer’s management and are subject to significant risks and uncertainties that could cause actual outcomes and results to differ materially. These risks and uncertainties include, but are not limited to: the possibility that the anticipated synergies and other benefits from the proposed merger of Zimmer and LVB will not be realized, or will not be realized within the expected time periods; the inability to obtain regulatory approvals of the merger (including the approval of antitrust authorities necessary to complete the transaction) on the terms desired or anticipated; the timing of such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the risk that a condition to closing the transaction may not be satisfied on a timely basis or at all; the risk that the proposed transaction fails to close for any other reason; the risks and uncertainties related to Zimmer’s ability to successfully integrate the operations, products and employees of Zimmer and Biomet; the effect of the potential disruption of management’s attention from ongoing business operations due to the pending merger; the effect of the announcement of the proposed merger on Zimmer’s and Biomet’s relationships with their respective customers, vendors and lenders and on their respective operating results and businesses generally; risks relating to the value of the Zimmer shares to be issued in the transaction; access to available financing (including financing for the acquisition or refinancing of Zimmer’s or Biomet’s debt) on reasonable terms, including the risk that any condition to the closing of the financing committed for the proposed merger and refinancing of Zimmer’s debt is not satisfied; the outcome of any legal proceedings related to the proposed merger; the risks and uncertainties normally incidental to the orthopaedic industry, including price and product competition; the success of the companies’ quality and operational excellence initiatives; changes in customer demand for Zimmer’s or Biomet’s products and services caused by demographic changes or other factors; the impact of healthcare reform measures, including the impact of the U.S. excise tax on medical devices; reductions in reimbursement levels by third-party payors and cost containment efforts of healthcare purchasing organizations; dependence on new product development, technological advances and innovation; shifts in the product category or regional sales mix of Zimmer’s or Biomet’s products and services; supply and prices of raw materials and products; control of costs and expenses; the ability to obtain and maintain adequate intellectual property protection; the ability to form and implement alliances; challenges relating to changes in and compliance with governmental laws and regulations, including regulations of the U.S. Food and Drug Administration (the “FDA”) and foreign government regulators, such as more stringent requirements for regulatory clearance of products; the ability to remediate matters identified in any inspectional observations or warning letters issued by the FDA; changes in tax obligations arising from tax reform measures or examinations by tax authorities; product liability and intellectual property litigation losses; the ability to retain the independent agents and distributors who market Zimmer’s and Biomet’s products; dependence on a limited number of suppliers for key raw materials and outsourced activities; changes in general industry and market conditions, including domestic and international growth rates and general domestic and international economic conditions, including interest rate and currency exchange rate fluctuations; and the impact of the ongoing economic uncertainty affecting countries in the Euro zone on the ability to collect accounts receivable in affected countries. For a further list and description of such risks and uncertainties, see Zimmer’s periodic reports filed with the U.S. Securities and Exchange Commission (the “SEC”). Copies of these filings, as well as subsequent filings, are available online at www.sec.gov, www.zimmer.com or on request from Zimmer. Zimmer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be set forth in its periodic reports. Readers of this communication are cautioned not to place undue reliance on these forward-looking statements, since, while management believes the assumptions on which the forward-looking statements are based are reasonable, there can be no assurance that these forward-looking statements will prove to be accurate. This cautionary statement is applicable to all forward-looking statements contained in this communication.

Additional Information and Where to Find It

Zimmer filed with the SEC, and the SEC declared effective on September 29, 2014, a registration statement on Form S-4 that includes a consent solicitation statement of LVB that also constitutes a prospectus of Zimmer. INVESTORS AND SECURITYHOLDERS OF LVB ARE URGED TO READ THE CONSENT SOLICITATION/PROSPECTUS AND OTHER FILINGS MADE WITH THE SEC IN CONNECTION WITH THE MERGER CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The registration statement and consent solicitation statement/prospectus and other documents filed by Zimmer with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov or from Zimmer at www.zimmer.com. You may also read and copy any reports, statements and other information filed by Zimmer, LVB and Biomet with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room. Certain executive officers and directors of LVB have interests in the proposed transaction that may differ from the interests of stockholders generally, including benefits conferred under retention, severance and change in control arrangements and continuation of director and officer insurance and indemnification.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.